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UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 FORM 12b-25
SEC File Number 0-22532 CUSIP Number 903849 10 7
NOTIFICATION OF LATE FILING
(Check one):
☒ Form 10-K	☐ Form 11-K	☐ Form 20-F	☐ Form 10-QSB	☐ Form N-SAR

For Period Ended: January 31, 2003

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I—Registrant Information

Full Name of Registrant:        ULTIMATE ELECTRONICS, INC.

Address of Principal Executive Office (Street and Number):

  321 West 84th Avenue, Suite A

City, State and Zip Code:

  Thornton, Colorado 80260

PART II—Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual or semiannual report/portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report/portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—Narrative

State in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q or N-SAR or portion thereof could not be filed within the prescribed time period.

On March 20, 2003, the Emerging Issues Task Force (EITF) of the Financial Accounting Standards Board issued final guidance on EITF 02-16, Accounting by a Customer (Including a Reseller) for Certain Consideration Received from a Vendor. The Company is required to adopt EITF 02-16 during its fiscal year beginning February 1, 2003, or may elect to early adopt effective the beginning of fiscal 2002. Under the new accounting guidance, vendor allowances are presumed to be a reduction in the price of a vendor's product and recognized as a reduction in cost of goods sold when the related product is sold, unless the allowance represents a reimbursement of a specific, incremental and identifiable cost incurred to sell the vendor's products. This new practice also will change the timing of recognizing allowances in net earnings. The Company is completing a detailed analysis by vendor of its vendor allowances in order to determine the impact of EITF 02-16 on the Company's financial statements. Because of the recent enactment of EITF 02-16 and the time involved for the Company and its accountants in undertaking the analysis to determine the impact on the Company's financial statements, the Company is unable to file its Form 10-K at the time required.

PART IV—Other Information

(1)	Name and telephone number of person to contact in regard to this notification.
	(Name)	(Area Code)	(Telephone No.)
	Laura Gill	(303)	892-7333
(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer no, identify report(s).
	☒ Yes	☐ No
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
	☐ Yes	☒ No
If so: Attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.*
Ultimate Electronics, Inc. (Name of Registrant as specified in charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
	Date: April 30, 2003		By:	/s/ ALAN E. KESSOCK
			Name:	Alan E. Kessock
			Title:	Senior Vice President Finance and Administration and Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

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  PART I—Registrant Information
  PART II—Rules 12b-25(b) and (c)
  PART III—Narrative
  PART IV—Other Information